[SQUIRE SANDERS LOGO GRAPHIC]	SQUIRE, SANDERS & DEMPSEY L.L.P.

14th Floor 8000 Towers Crescent Drive Tysons Corner, VA 22182-2700

Office: +1.703.720.7800 Fax: +1.703.720.7801

Direct Dial: +1.703.720.7890 jmaiwurm@ssd.com

September 22, 2006

Karen J. Garnett, Assistant Director

Paul Fischer, Attorney-Advisor

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	ICF International, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed September 12, 2006
File No. 333-134018

Dear Ms. Garnett and Mr. Fischer:

Thank you for your letter dated September 21, 2006 setting forth comments on Amendment No. 4 to the above-referenced Registration Statement on Form S-1.

On behalf of ICF International, Inc. (“ICF”), responses to your inquiries are set forth below. Additionally, we are filing herewith Amendment No. 5 to the Registration Statement (“Amendment No. 5”), which includes the final legal opinion of Squire, Sanders & Dempsey L.L.P. (Exhibit 5.1). We are also providing to the Staff three unmarked copies of Amendment No. 5 and three copies of Amendment No. 5 that are marked to show changes from Amendment No. 4. This response letter has been filed via EDGAR, tagged as “CORRESP.”

We look forward to working with you as we move toward acceleration of the effective date of the Registration Statement. Provided the Staff has no further comments regarding the Registration Statement, ICF currently anticipates that, as early as Monday, September 25, 2006, it will request acceleration of the effective date of the Registration Statement to as early as Wednesday, September 27, 2006.

Use of Proceeds — page 34

1.

We note that you intend to use up to approximately $46 million of the net proceeds of the offering to repay a portion of existing indebtedness under your revolving credit and term loan facilities. Adding the three figures you include for the short-term loan facility, the

Karen J. Garnett

Paul Fischer

September 22, 2006

term loan facility, and the revolving credit facility, results in a figure of roughly $40 million. Please advise or revise.

Response: ICF anticipates that the total amount outstanding under its revolving credit and term loan facilities at the time of the completion of the offering may be as high as $46 million. The actual amount depends upon whether certain substantial subcontractor invoices related to the Road Home Contract are paid prior to the completion of the offering. In the event payment is made prior to completion of the offering, ICF will borrow the funds necessary to make those payments under its revolving credit facility. As a result, the estimated maximum indebtedness to be repaid with ICF’s net proceeds from the offering exceeds the amounts identified as outstanding in the descriptions of ICF’s revolving credit and term loan facilities as of August 25, 2006.

Capitalization, page 37

2.	We note your disclosure that the as-adjusted figures shown in your capitalization table will be subject to adjustment for the payment of outstanding debt and one-time bonuses. Explain to us why these adjustments are not reflected in the as adjusted balances in your current capitalization table.

Response: Although the as-adjusted figures referenced in this comment will be subject to reduction based on ICF’s use of its net proceeds from the offering, the precise amount of debt to be repaid at the completion of this offering is not presently ascertainable, as discussed in the previous response. Consequently, ICF is not able to accurately reduce the as-adjusted figures included in the prospectus. ICF could reduce the as-adjusted figures by the $2.7 million bonus amount. However, ICF believes that the disclosure is more clear when the two primary uses of net proceeds are discussed together in the paragraph preceding the capitalization table rather than applying the bonus amount to the as-adjusted figures without making similar adjustments for debt repayment.

Exhibit 1.1 — Form of Underwriting Agreement

3.	We note your disclosure that the offering will be underwritten on a firm commitment basis. However, upon our review of the underwriting agreement it appears that the underwriters’ discretion to terminate the agreement prior to closing is inconsistent with a firm commitment offering. We note disclosure at Section 10.2.E. referencing “any change in financial, political, or economic conditions in the United States or elsewhere, if the effect of any such event in clause D or E, in the sole judgment of UBS, makes it impractical or inadvisable to proceed with the public offering or the delivery of the Shares on the terms and in the manner contemplated by the Registration Statement.” Please revise the agreement or provide an analysis of why this is a firm commitment underwriting in light of the discretion granted by this clause. Refer to the no-action relief granted to The First Boston Corporation (1985).

Karen J. Garnett

Paul Fischer

September 22, 2006

Response: ICF notes the Staff’s comment. ICF has been advised by UBS Securities LLC and its outside counsel, Davis Polk & Wardwell, that the condition set forth in section 10(2)(E) of the proposed underwriting agreement for this offering is consistent with a firm commitment underwriting as described in The First Boston Corporation (SEC No-Action Letter, September 3, 1985).

In The First Boston Corporation, the Division of Market Regulation stated its belief that “market-out” clauses that permit an underwriter to terminate its purchase obligation based upon (i) the occurrence of non-material events affecting the issuer or the securities markets in general or (ii) an inability to market the securities, are not appropriate in the context of a firm-commitment underwriting. In addition, the Division of Market Regulation stated that “a market-out clause in a firm-commitment underwriting may not permit the underwriter to abrogate his obligation to purchase the offered securities from the issuer based upon the inability to market the securities.” ICF and UBS respectfully submit that section 10(2)(E) of the proposed underwriting agreement for this offering is consistent with the views expressed by the Division of Market Regulation in The First Boston Corporation.

The language in section 10(2)(E) is consistent with general market practice, as evidenced by the underwriting agreements cited below, and is not intended by ICF or by UBS to give rise to a discretionary termination right based upon non-material events or the underwriters’ mere inability to market the securities. For a “change in financial, political or economic conditions” to make it impractical or inadvisable to proceed with the public offering, and therefore give rise to a termination right, such a change must be material and adverse, pursuant to the long-standing and well-understood intent, meaning and interpretation of this clause. While section 10(2)(E) refers to the impracticality or inadvisability of proceeding with the public offering, it does so as a further limitation on the type of “change” that may trigger this clause. If the underwriters cannot find purchasers for the securities offered, but there was no such change in financial, political or economic conditions, the condition of section 10(2)(E) would not be met and the underwriters would not have a termination right under this clause.

See, e.g., the following underwriting agreements, each of which was filed by the registrant in a firm-commitment underwriting registered on Form S-1:

•

Purchase agreement filed by Otis Spunkmeyer Holdings, Inc. on September 8, 2006, at page 21 (Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc. as representatives of the underwriters) (“The Representatives may terminate this Agreement . . . (ii) if there has occurred any material adverse change in the financial markets in the United States or the international financial markets, any outbreak of hostilities or escalation thereof or other calamity or crisis or any change or development involving a prospective change in national or international political, financial or economic conditions, in each case the effect of which is such as to make

Karen J. Garnett

Paul Fischer

September 22, 2006

it, in the judgment of the Representatives, impracticable or inadvisable to market the Securities or to enforce contracts for the sale of the Securities . . .”).

•	Underwriting agreement filed by Aventine Renewable Energy Holdings Inc. on June 28, 2006, at page 24 (Banc Of America Securities LLC, Friedman, Billings, Ramsey & Co., Inc. and Goldman, Sachs & Co. as representatives of the underwriters) (“The obligations of the several Underwriters hereunder shall be subject to termination in the absolute discretion of the Representatives, at any time prior to the Closing Time or any Option Closing Time, (i) if there has occurred any outbreak or escalation of hostilities or other national or international calamity or crisis or change in economic, political or other conditions, the effect of which on the United States or international financial markets is such as to make it, in the judgment of the Representatives, impracticable to market the Shares or enforce contracts for the sale of the Shares . . .”).

•	Underwriting agreement filed by Tennessee Commerce Bancorp, Inc. on June 22, 2006, at page 29 (FTN Midwest Securities Corp. as representative of the underwriters) (“The Representative may terminate this Agreement . . . (ii) if there has occurred any material adverse change in the financial markets in the United States, any outbreak of hostilities or escalation thereof or other calamity or crisis or any change or development involving a prospective change in national or international political, financial or economic conditions, including without limitation as a result of terrorist activities, in each case the effect of which is such as to make it, in the judgment of the Representative, impracticable or inadvisable to market the Shares or to enforce contracts for the sale of the Shares . . .”).

•	Underwriting agreement filed by Synchronoss Technologies, Inc. on June 12, 2006, at page 21 (Goldman, Sachs & Co., Deutsche Bank Securities and Thomas Weisel Partners LLC as representatives of the underwriters) (“On or after the Applicable Time, there shall not have occurred any of the following: . . . (v) the occurrence of any other calamity or crisis or any change in financial, political or economic conditions in the United States or elsewhere, if the effect of any such event specified in clause (iv) or (v) in the judgment of the Representatives makes it impracticable or inadvisable to proceed with the public offering or the delivery of the Shares being delivered at such Time of Delivery on the terms and in the manner contemplated in the Prospectus . . .”).

•

Underwriting agreement filed by Hiland Partners, LP on November 14, 2005, at page 15 (A.G. Edwards & Sons, Inc., Raymond James & Associates, Inc. and RBC Capital Markets Corporation as underwriters) (“There shall not have occurred any of the following: . . . (v) any calamity or crisis, change in national, international or world affairs, act of God, change in the international or domestic markets, or change in the existing financial, political or economic conditions in the United States or elsewhere, the effect of which on the financial markets of the United States is such as to make it in the judgment of the Underwriters impracticable or inadvisable to proceed with the

Karen J. Garnett

Paul Fischer

September 22, 2006

public offering or the delivery of the Units in the manner contemplated in the Prospectus.”).

•	Underwriting agreement filed by Cold Spring Capital Inc. on November 4, 2005, at page 20 (Deutsche Bank Securities Inc. as representative of the underwriters) (“This Agreement may be terminated by you by notice to the Company (a) at any time prior to the Closing Date or any Option Closing Date (if different from the Closing Date and then only as to Option Units) if any of the following has occurred: . . . (ii) any outbreak or escalation of hostilities or declaration of war or national emergency or other national or international calamity or crisis or change in economic or political conditions if the effect of such outbreak, escalation, declaration, emergency, calamity, crisis or change on the financial markets of the United States would, in your judgment, make it impracticable or inadvisable to market the Units or to enforce contracts for the sale of the Units.”).

•	Underwriting agreement filed by Bronco Drilling Company Inc. on October 20, 2005, at page 21 (Johnson Rice & Company L.L.C. as representative of the underwriters) (“In addition to their rights to terminate this Agreement under section 5 hereof, the Representative may terminate this Agreement, by notice to the Company, at any time at or prior to the First Delivery Date . . . (ii) if there has occurred any material adverse change in the financial markets in the United States or the international financial markets, any outbreak of hostilities or escalation thereof or acts of terrorism or other calamity or crisis or any change or development involving a prospective change in national or international political, financial or economic conditions, in each case the effect of which is such as to make it, in the judgment of the Representative, impracticable or inadvisable to market the Securities or to enforce contracts for the sale of the Securities . . .”).

•	Underwriting agreement filed by Electro-Optical Sciences, Inc. on September 27, 2005, at section 11(b) (ThinkEquity Partners LLC as representative of the underwriters) (“ThinkEquity shall have the right to terminate this Agreement at any time prior to the Closing Date or to terminate the obligations of the Underwriters to purchase the Additional Shares at any time prior to the Additional Closing Date, as the case may be, if: . . . (v) (A) there shall have occurred any outbreak or escalation of hostilities or acts of terrorism involving the United States or there is a declaration of a national emergency or war by the United States or (B) there shall have been any other calamity or crisis or any change in political, financial or economic conditions if the effect of any such event in (A) or (B), in the reasonable judgment of ThinkEquity, makes it impracticable or inadvisable to proceed with the offering, sale and delivery of the Firm Shares or the Additional Shares, as the case may be, on the terms and in the manner contemplated by the Prospectus.”).

Karen J. Garnett

Paul Fischer

September 22, 2006

•	Underwriting agreement filed by Pennsylvania Commerce Bancorp Inc. on October 22, 2004, at page 20 (Sandler O’Neill & Partners, L.P. as representative of the underwriters) (“On or after the date hereof there shall not have occurred any of the following: . . . (v) the occurrence of any other calamity or crisis or any change in financial, political or economic conditions in the United States or elsewhere, including without limitation, as a result of terrorist activities occurring after the date hereof, if the effect of any such event specified in clause (iv) or (v), in the judgment of Sandler O’Neill & Partners, L.P. makes it impracticable or inadvisable to proceed with the public offering or the delivery of the Shares being delivered at such Time of Delivery on the terms and in the manner contemplated in the Prospectus.”).

We appreciate the Staff’s attention to the Registration Statement and the opportunity to provide the foregoing responses to the Staff’s comments. Given the expected acceleration request next week, please let me know as soon as possible whether the Staff has any additional comments regarding the Registration Statement. If you wish to discuss any of the foregoing comments, please call my colleague, Michael Gardiner at (614) 365-2805.

Very truly yours,

/s/ James J. Maiwurm

James J. Maiwurm*

cc:	Sudhakar Kesavan, ICF International, Inc.
Robert Telewicz, Securities and Exchange Commission

*	Admitted only in D.C., Maryland, New York and Ohio.